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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

Filed pursuant to General Instruction II.L of Form F-10:
File No. 333-238618

Prospectus Supplement
(To the short form base shelf prospectus dated May 29, 2020)

U.S.$750,000,000

Suncor Energy Inc.

3.750% Notes due 2051

            We are offering notes due March 4, 2051, which will bear interest at the rate of 3.750% per year (the "Notes"). We will pay interest on the Notes semi-annually on March 4 and September 4 of each year, beginning September 4, 2021. The Notes will mature on March 4, 2051. We may redeem some or all of the Notes at any time prior to September 4, 2050 (six months before the maturity date of the Notes) at a "make-whole" redemption price, as described under "Description of the Notes — Optional Redemption" in this Prospectus Supplement, and thereafter at 100% of their principal amount, in each case, plus accrued and unpaid interest. We may also redeem all of the Notes if certain changes affecting withholding taxes occur. The effective yield on the Notes, if held to maturity, will be 3.777%. The Notes will be issued in United States dollars.

            The Notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The Notes will be issued only in registered form in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

            Under applicable Canadian securities legislation, we may be considered to be a "connected issuer" of each of BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, J.P. Morgan Securities LLC, TD Securities (USA) LLC, Mizuho Securities USA LLC, BMO Capital Markets Corp., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc., each of which is a subsidiary or affiliate of one of our lenders. See "Underwriting (Conflicts of Interest)" in this Prospectus Supplement.

            Investing in the Notes involves risk. See "Risk Factors" on page S-17 of this Prospectus Supplement and page 26 of the Base Shelf Prospectus.

	Per Note	Total
Price to the public(1)	99.518%	U.S.$746,385,000
Underwriting commission	0.875%	U.S.$6,562,500
Proceeds to us, before expenses(1)	98.643%	U.S.$739,822,500

Note:

(1)
Plus accrued interest, if any, from March 4, 2021.

            We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. As a result, our financial statements may not be comparable to those of United States companies.

            Owning the Notes may subject you to tax consequences both in the United States and in Canada. This Prospectus Supplement and the Base Shelf Prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain Income Tax Considerations" in this Prospectus Supplement and under "Certain Income Tax Considerations" in the Base Shelf Prospectus.

            Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference therein are residents of Canada, and many of our and their assets are located outside of the United States.

            NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. Accordingly, there is no established trading market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus Supplement and the Base Shelf Prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See "Risk Factors" on page S-17 of this Prospectus Supplement and page 26 of the Base Shelf Prospectus.

            Our earnings coverage ratio for the twelve month period ended December 31, 2020 (as adjusted) is less than one-to-one. This is due to the significant decline in crude oil and refined product realizations, as crude oil and crack spread benchmarks decreased due to the impacts of the coronavirus disease ("COVID-19") pandemic and OPEC+ supply issues, along with non-cash after-tax impairment charges during the twelve month period ended December 31, 2020. Earnings were also negatively impacted by lower overall upstream production volumes and refinery crude throughput as Suncor managed its operations to meet demand levels during the COVID-19 pandemic. See "Earnings Coverage" in this Prospectus Supplement.

            The underwriters, as principals, are conditionally offering the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the terms and conditions contained in the underwriting agreement referred to under "Underwriting (Conflicts of Interest)" in this Prospectus Supplement.

            In connection with the offering of the Notes, the underwriters are permitted to engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of the Notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters have advised us that they propose to initially offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the initial public offering of the Notes, the public offering price, concession and discount in respect of the Notes may be changed by the underwriters. Accordingly, the prices paid for the Notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the Notes is less than the gross proceeds paid to us by the underwriters. See "Underwriting (Conflicts of Interest)" in this Prospectus Supplement.

            We expect to deliver the Notes to purchasers through the book-entry delivery system of The Depository Trust Company (the "Depositary") and its direct and indirect participants, including Euroclear Bank SA/NV, as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("Clearstream"), against payment in New York, New York on or about March 4, 2021.

Joint Book-Running Managers
BofA Securities
Citigroup	Morgan Stanley	MUFG

CIBC World Markets	RBC Capital Markets

Co-Managers
J.P. Morgan	TD Securities	Mizuho Securities

BMO Capital Markets	Scotiabank

SMBC Nikko

The date of this Prospectus Supplement is March 2, 2021.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS

        This document consists of two parts. The first part of this document is this Prospectus Supplement, which describes the specific terms of the Notes that we are offering and also adds to, and updates certain information contained in, the Base Shelf Prospectus and the documents incorporated by reference therein. The second part of this document is the Base Shelf Prospectus, which gives more general information, some of which may not apply to the Notes that we are offering.

        Unless otherwise specified or the context otherwise requires, all references in this Prospectus Supplement, the Base Shelf Prospectus and any document incorporated by reference therein to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and interests in associates and jointly controlled entities.

        If the description of the Notes or any other information varies between this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, you should rely on the information in this Prospectus Supplement.

        We and the underwriters have not authorized anyone to provide you with information other than that contained in this Prospectus Supplement or contained in, or incorporated by reference into, the Base Shelf Prospectus or in any free writing prospectus filed by us with the SEC or to make any representations other than those contained in this Prospectus Supplement or contained in, or incorporated by reference into, the Base Shelf Prospectus or in any free writing prospectus filed by us with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information in this Prospectus Supplement and the Base Shelf Prospectus, as well as the information in any document incorporated by reference into the Base Shelf Prospectus that we previously filed with the SEC and with any securities regulatory authority in Canada, is accurate only as of the respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the offering of the Notes. Other documents are also incorporated, or deemed to be incorporated, by reference into the Base Shelf Prospectus. See "Documents Incorporated by Reference" and "Where Readers Can Find More Information" in this Prospectus Supplement.

        In this Prospectus Supplement, all capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

PRESENTATION OF FINANCIAL INFORMATION

        In this Prospectus Supplement, the Base Shelf Prospectus and any document incorporated by reference therein, unless otherwise specified, all financial information is presented in Canadian dollars and determined using Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of IFRS and which differs from United States generally accepted accounting principles ("U.S. GAAP"). Our audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019, which are incorporated by reference into the Base Shelf Prospectus, have been prepared in accordance with IFRS and may not be comparable to financial statements prepared in accordance with U.S. GAAP. The rules of the SEC generally do not require foreign private issuers that prepare their financial statements in accordance with IFRS, such as Suncor, to reconcile such financial statements to U.S. GAAP. Such a reconciliation would describe the principal differences between U.S. GAAP and IFRS. We have not provided, nor will we provide, such information.

ii

PROSPECTUS SUPPLEMENT

BASE SHELF PROSPECTUS

iii

FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein contain "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking statements").

        In addition to the cautionary statement below, with respect to forward-looking statements contained in the documents incorporated by reference in the Base Shelf Prospectus, prospective purchasers should refer to "Advisory — Forward-Looking Information and Non-GAAP Financial Measures" in the AIF (as defined below), "Advisories — Forward-Looking Information" in the 2020 MD&A (as defined below), and "Advisories" in the Proxy Circular (as defined below), as well as the advisories section of any documents incorporated by reference in the Base Shelf Prospectus that are filed after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes.

        Forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "intends", "may" and similar expressions. Forward-looking statements in this Prospectus Supplement include references to: the anticipated use of proceeds of the offering of the Notes, as described under "Use of Proceeds" in this Prospectus Supplement; the anticipated closing of the MTN Offering (as defined below), as described under "Recent Developments" in this Prospectus Supplement; the anticipated redemption of the 2021 Notes (as defined below); the anticipated termination of the Additional Credit Facilities (as defined below); and the underwriters' plan of distribution, as described under "Underwriting (Conflicts of Interest)" in this Prospectus Supplement. In addition, all other statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, acquisition plans, operating and financial results, future financing and capital activities, and the expected impact of such matters, are forward-looking statements.

        The forward-looking statements included in this Prospectus Supplement and included in, or incorporated by reference into, the Base Shelf Prospectus are based on Suncor's expectations, estimates, projections and assumptions at the time that such statements are made. Suncor has made such forward-looking statements in light of information available at the time the statements were made and are based upon its experience and perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

        Forward-looking statements are not guarantees of future performance and involve a number of associated risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Actual results may vary from the information provided in this Prospectus Supplement or provided in, or incorporated by reference into, the Base Shelf Prospectus and may differ materially from those expressed or implied by such forward-looking statements included in this Prospectus Supplement or included in, or incorporated by reference into, the Base Shelf Prospectus, so prospective purchasers are cautioned not to place undue reliance on such forward-looking statements. Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct and Suncor makes no representation that actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements.

        There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including: the risk that, notwithstanding our current intentions regarding the use of the net proceeds of the offering of the Notes, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; and risks relating to the current and potential adverse impacts of the COVID-19 pandemic. Prospective purchasers are cautioned that the foregoing list of important risks and uncertainties is not exhaustive. Prospective purchasers should also carefully consider the matters discussed under "Risk Factors" in this Prospectus Supplement, "Risk Factors" in the Base Shelf Prospectus and to all other applicable risk factors described in other documents incorporated by reference therein, including "Risk Factors" in the AIF and in the 2020 MD&A, for further information respecting important risks and uncertainties relating to Suncor.

        The forward-looking statements contained herein or contained in, or incorporated by reference into, the Base Shelf Prospectus are made as of the date of this Prospectus Supplement or as at the date of the document in which they are contained. Except as required by applicable securities law, Suncor undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of risks and assumptions affecting those forward-looking statements, whether as a result of new information, future events or otherwise.

ADVISORY RELATING TO RESERVES DISCLOSURE

        The securities regulatory authorities in Canada have adopted National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves are less certain estimates than proved reserves.

        We are required to disclose reserves in accordance with Canadian securities law requirements and the disclosure contained in the AIF and in certain other documents incorporated by reference into the Base Shelf Prospectus include reserves designated as probable reserves. We have also provided certain supplemental disclosure of our reserves prepared in accordance with United States disclosure requirements, as set forth in the Supplementary Oil and Gas Disclosures (as defined below), which is also incorporated by reference into the Base Shelf Prospectus.

        The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101. Accordingly, proved and probable reserves disclosed in compliance with NI 51-101 in the AIF and certain other documents incorporated by reference into the Base Shelf Prospectus may not be comparable to United States disclosure standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others, but permits the optional disclosure of probable reserves.

        Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

        For additional information regarding the presentation of our reserves and other oil and gas information, including further details on the primary differences between Canadian and United States disclosure requirements with respect thereto, see the section entitled "Statement of Reserves Data and Other Oil and Gas Information" in the AIF and the Supplementary Oil and Gas Disclosures, each of which is incorporated by reference into the Base Shelf Prospectus.

 EXCHANGE RATE INFORMATION

        We publish our consolidated financial statements in Canadian dollars. In this Prospectus Supplement and the Base Shelf Prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to "dollars" or "$" are to Canadian dollars and all references to "U.S.$" are to United States dollars.

        The following table sets forth certain exchange rates for United States dollars per Canadian dollar, as reported by the Bank of Canada.

	Year ended December 31,
(United States dollars)	2020	2019	2018
Period End	$0.7854	$0.7699	$0.7330
Average	$0.7461	$0.7537	$0.7721
Low	$0.6898	$0.7353	$0.7330
High	$0.7863	$0.7699	$0.8138

        On March 2, 2021, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada's daily average exchange rate for United States dollars, was Cdn.$1.00 equals U.S.$0.7920.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference into the Base Shelf Prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Copies of the documents incorporated by reference into the Base Shelf Prospectus may be obtained upon request, without charge, from the Corporate Secretary of Suncor at P.O. Box 2844, 150 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3, Telephone: 1-800-558-9071. These documents are also available through the internet on System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC's Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov.

        This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the offering of the Notes.

        The following documents of Suncor, which have been filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into and form an integral part of the Base Shelf Prospectus:

  (a)
  our annual information form dated February 24, 2021 for the year ended December 31, 2020 (the "AIF");

  (b)
  our audited consolidated financial statements as at December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto and the report of the auditors thereon (the "2020 Financial Statements");

  (c)
  our management's discussion and analysis as at and for the year ended December 31, 2020 (the "2020 MD&A");

  (d)
  our supplementary oil and gas disclosures presented in accordance with United States Financial Accounting Standards Board Topic 932 — "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K of the SEC, the English version of which was filed on SEDAR under the category "Other" on February 25, 2021 as Exhibit 99.9 to Suncor's Form 40-F (the "Supplementary Oil and Gas Disclosures"); and

  (e)
  our management proxy circular dated February 24, 2021 relating to the annual meeting of shareholders of Suncor to be held on May 4, 2021 (the "Proxy Circular").

        Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management's discussion and analysis relating thereto, material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the offering of the Notes, subsequently filed by us with a securities regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into the Base Shelf Prospectus. These documents will be available through the internet on SEDAR at www.sedar.com.

        In addition, any similar documents we file with, or furnish to, the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes, shall be deemed to be incorporated by reference into the registration statement of which this Prospectus Supplement forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available through the internet on EDGAR at www.sec.gov.

        Any statement contained in this Prospectus Supplement or in the Base Shelf Prospectus, or in any other document (or part thereof) incorporated, or deemed to be incorporated, by reference therein, shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or therein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

WHERE READERS CAN FIND MORE INFORMATION

        We will provide, to each person to whom this Prospectus Supplement is delivered, without charge, upon request to our Corporate Secretary, at P.O. Box 2844, 150 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3, Telephone: 1-800-558-9071, copies of the documents incorporated by reference into the Base Shelf Prospectus. Unless explicitly so incorporated, we do not incorporate by reference into the Base Shelf Prospectus any of the information on, or accessible through, our website.

        We file certain reports with, and furnish other information to, the SEC and certain securities regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. The reports filed with, and other information furnished to, the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. The reports filed with, and other information furnished to, the securities regulatory authorities of Canada are available under our profile on SEDAR at www.sedar.com.

        We have filed with the SEC under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") a registration statement on Form F-10 and an amendment thereto relating to the offering of the Notes. This Prospectus Supplement and the Base Shelf Prospectus, which form a part of the registration statement, do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement or the Base Shelf Prospectus, but contained in the registration statement, will be available on the SEC's website at www.sec.gov.

SUMMARY OF THE OFFERING

        The following is a brief summary of certain of the terms of the offering of the Notes. For a more complete description of the terms of the Notes, see "Description of the Notes" in this Prospectus Supplement and "Description of Debt Securities" in the Base Shelf Prospectus.

Issuer	Suncor Energy Inc., 150 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3
Securities Offered	U.S.$750,000,000 aggregate principal amount of 3.750% notes due 2051.
Maturity Date	The Notes will mature on March 4, 2051.
Interest	The Notes will bear interest from March 4, 2021 at the rate of 3.750% per year.
Interest Payment Dates	Interest on the Notes will be payable semi-annually on March 4 and September 4 of each year, beginning on September 4, 2021.
Partnership Note

Upon closing of the offering of the Notes, we will indirectly advance the amount of the proceeds of the offering to our subsidiary, Suncor Energy Oil Sands Limited Partnership (the "Partnership"), and the Partnership will issue a note (the "Partnership Note") to us in the amount of the proceeds of the offering of the Notes. The Partnership Note will be pledged by us in favour of the Trustee (as defined below) for the benefit of the holders of the Notes. See "Description of the Notes — General" and "Description of the Notes — Pledge Termination" in this Prospectus Supplement.

Ranking

The Notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. However, for so long as the Partnership Note and related pledge, as described above, are in place, the Trustee, on behalf of the holders of the Notes, will have a claim against the Partnership in an amount equal to the amount due under the Notes. See "Description of the Notes — Partnership Note" in this Prospectus Supplement.

Optional Redemption

Make-whole redemption. At any time prior to September 4, 2050 (the date that is six months before the maturity date of the Notes), we may redeem the Notes at our option, in whole or in part, at a redemption price equal to the greater of: (a) 100% of the principal amount of the Notes to be redeemed; and (b) a "make-whole" amount, in each case, plus accrued and unpaid interest thereon to the date of redemption.

Optional redemption without a make-whole premium. On or after September 4, 2050 (the date that is six months before the maturity date of the Notes), we may redeem the Notes at our option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

For more detailed information on the calculation of the redemption prices, see "Description of the Notes — Optional Redemption" in this Prospectus Supplement.
Tax Redemption

We may redeem the Notes, in whole, but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to the date of redemption in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities — Tax Redemption" in the Base Shelf Prospectus.

Additional Amounts

All payments made by us with respect to the Notes will be made without withholding or deduction for Canadian taxes, unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for Canadian taxes from any payment made with respect to the Notes, we will pay such Additional Amounts (as defined in the Base Shelf Prospectus) as may be necessary such that the net amount received by each holder of such Notes, after such withholding or deduction, is not less than the amount such holder would have received in the absence of such withholding or deduction. However, no Additional Amounts will be payable with respect to a payment made to an Excluded Holder (as defined in the Base Shelf Prospectus). See "Description of Debt Securities — Additional Amounts" in the Base Shelf Prospectus.

Covenants

The Indenture (as defined in the Base Shelf Prospectus) governing the Notes will limit our ability to, among other things, incur certain liens and to consolidate or amalgamate with, or merge into, or convey, transfer or lease all or substantially all of our assets to, any person. These covenants are subject to certain limitations and exceptions. See "Description of Debt Securities — Covenants" in the Base Shelf Prospectus.

Use of Proceeds

We intend to use the net proceeds from the sale of the Notes to repay outstanding commercial paper balances and for general corporate purposes. Pending any such use of the net proceeds, we intend to invest the net proceeds in bank deposits and short-term marketable securities. See "Use of Proceeds" in this Prospectus Supplement.

Form and Denomination

We will issue the Notes in fully registered form in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. The Notes will be represented by one or more Registered Global Securities (as defined below) registered in the name of Cede & Co., as a nominee of the Depositary. Except as described under "Description of Debt Securities — Global Securities" in the Base Shelf Prospectus, Notes will not be issued in definitive form.

Governing Law	State of New York
Trustee	The Bank of New York Mellon (the "Trustee")
Risk Factors

An investment in the Notes involves certain risks. Before making an investment decision, you should carefully consider the risks and uncertainties described under "Risk Factors" in the Base Shelf Prospectus, the AIF and the 2020 MD&A.

SUNCOR ENERGY INC.

        Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins — Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil in Canada and internationally. Suncor transports and refines crude oil and markets petroleum and petrochemical products primarily in Canada. Suncor also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.

        Suncor's registered and head office is located at 150 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. Our common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "SU".

RECENT DEVELOPMENTS

Concurrent MTN Offering

        Concurrently with the offering of the Notes pursuant to this Prospectus Supplement, Suncor has also agreed to issue $500,000,000 aggregate principal amount of 3.95% medium term notes, Series 8 due March 4, 2051 (the "Series 8 Medium Term Notes"). The closing of the offering of the Series 8 Medium Term Notes (the "MTN Offering") is anticipated to occur concurrently with the closing of the offering of the Notes offered pursuant to this Prospectus Supplement, subject to customary conditions. The offering of the Notes is not contingent upon the closing of the MTN Offering and the MTN Offering is not contingent upon closing of the offering of the Notes.

Notices of Redemption of the 2021 Notes

        On February 26, 2021, Suncor provided notice to Computershare Trust Company of Canada, as trustee, and the registered holder of its $750 million of 3.10% medium term notes, Series 5 due 2021 (the "Series 5 Medium Term Notes"), in respect of the redemption thereof, and, on March 1, 2021, Suncor provided notice to The Bank of New York Mellon, as trustee, and the registered holder of its U.S.$220 million of 9.40% senior unsecured notes due 2021 (the "U.S. 2021 Notes" and, together with the Series 5 Medium Term Notes, the "2021 Notes"), in respect of the redemption thereof. The redemption date for the Series 5 Medium Term Notes and the U.S. 2021 Notes will be March 31, 2021 and the redemption price will be paid in accordance with the terms of the respective indentures governing the Series 5 Medium Term Notes and the U.S. 2021 Notes, respectively. The redemption of the 2021 Notes is not contingent upon closing of the offering of the Notes or closing of the MTN Offering.

Early Termination of the Additional Credit Facilities

        On March 2, 2021, Suncor provided an early termination notice to its banking partners in relation to $2.8 billion in credit facilities (the "Additional Credit Facilities"). The Additional Credit Facilities had a two-year term and were entered into by Suncor in March and April 2020 to ensure access to adequate financial resources should they be required during the COVID-19 pandemic. The Additional Credit Facilities are no longer required by Suncor and will be terminated effective March 5, 2021. There are no penalties associated with the termination of the Additional Credit Facilities.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Selected Consolidated Financial Information

        We have derived the following selected consolidated financial information as at and for the years ended December 31, 2020 and 2019 from the 2020 Financial Statements. The financial information set forth below should be read in conjunction with the 2020 Financial Statements and the 2020 MD&A, each of which is incorporated by reference into the Base Shelf Prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
($ millions)	2020	2019
	(audited)
Statement of Comprehensive Income items:
Revenues	25,052	38,989
Net (loss) earnings	(4,319)	2,899

	As at December 31,
	2020	2019
	(audited)
Balance Sheet items:
Cash and cash equivalents	1,885	1,960
Total assets	84,616	89,435
Long-term and short-term debt	18,791	15,039
Shareholders' equity	35,757	42,042

Selected Operating Information

        The following table sets forth certain of our historical operating information for the periods indicated. In this table, "bbl" means barrels, "mbbls" means thousands of barrels, "boe" means barrel of oil equivalent and "mboe" means thousands of barrels of oil equivalent. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Libyan production volumes are presented on an economic basis.

	Year ended December 31,
	2020	2019	2018
Production Volumes
Oil Sands
Synthetic crude oil ("SCO") (mbbls/d)	466.2	485.6	424.5
Non-upgraded bitumen (mbbls/d)	127.2	184.8	204.1
Exploration and Production (mboe/d)	101.7	106.8	103.4

Total (mboe/d)	695.1	777.2	732.0
Average Price Realizations(1)(2) ($/boe)
Oil Sands
SCO and diesel	43.93	70.68	68.32
Non-upgraded bitumen(3)	22.37	45.71	32.67
Crude sales basket (all products)	39.29	63.70	57.37
Exploration and Production	49.96	82.92	86.96
Refining Volumes
Crude oil processed (mbbls/d)	407.0	438.9	430.8
Refinery utilization(4) (%)	88	95	93

Notes:

(1)
Price realization is net of transportation costs, but before royalties.

(2)
Beginning in 2020, due to the increasing integration of Suncor's assets, Suncor revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among Suncor's assets with no impact to overall price realizations. Comparative periods have been restated to reflect this change.

(3)
Beginning in 2020, Suncor revised its Non-upgraded bitumen price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

(4)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

CHANGES IN CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as at December 31, 2020, both actual and as adjusted to give effect to: (a) the issuance and sale of the Notes offered by this Prospectus Supplement and our expected use of the net proceeds therefrom, as described under "Use of Proceeds" in this Prospectus Supplement; and (b) the issuance and sale of the Series 8 Medium Term Notes pursuant to the MTN Offering and our expected use of the net proceeds therefrom. Other than (a) the issuance and sale of the Notes offered by this Prospectus Supplement, and our expected use of the net proceeds therefrom, (b) the issuance and sale of the Series 8 Medium Term Notes pursuant to the MTN Offering, and our expected use of the net proceeds therefrom, (c) the decrease in commercial paper outstanding under our commercial paper program in the amount of approximately $650 million, as at February 28, 2021, and (d) the anticipated redemption of the 2021 Notes on March 31, 2021, there has been no material change in our consolidated capitalization since December 31, 2020. The financial information set forth below should be read in conjunction with the 2020 Financial Statements and the 2020 MD&A, each of which is incorporated by reference into the Base Shelf Prospectus. All United States dollar amounts in the following table have been converted to Canadian dollars using the daily average exchange rate for United States dollars per Canadian dollar, as reported by the Bank of Canada, on December 31, 2020 of U.S.$0.7854 per $1.00.

	December 31, 2020
($ millions)	Actual	As adjusted
	(unaudited)
Short-term debt(1)	3,566	2,119
Current portion of long-term debt	1,413	1,413
Long-term debt	13,812	13,812
Notes offered hereby (U.S.$750 million)(1)	—	947
Series 8 Medium Term Notes(2)	—	500

Total debt	18,791	18,791

Share capital	25,144	25,144
Contributed surplus	591	591
Accumulated other comprehensive income	877	877
Retained earnings	9,145	9,145

Total capitalization	54,548	54,548

Notes:

(1)
We intend to use the net proceeds from the sale of the Notes to repay outstanding commercial paper balances and for general corporate purposes. Pending any such use of the net proceeds, we intend to invest the net proceeds in bank deposits and short-term marketable securities. As at February 28, 2021, the aggregate amount of commercial paper outstanding under our commercial paper program decreased by approximately $650 million, relative to December 31, 2020.

(2)
The offering of the Notes is not contingent upon the closing of the MTN Offering and the MTN Offering is not contingent upon closing of the offering of the Notes.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering of the Notes will be approximately U.S.$738.0 million, after deducting underwriting commissions and estimated expenses payable by us of approximately U.S.$1.85 million. We intend to use the net proceeds from the sale of the Notes to repay outstanding commercial paper balances and for general corporate purposes. Pending any such use of the net proceeds, we intend to invest the net proceeds in bank deposits and short-term marketable securities.

EARNINGS COVERAGE RATIO

        The following sets forth our earnings coverage ratio, calculated on a consolidated basis, for the twelve month period ended December 31, 2020 based on the 2020 Financial Statements. The earnings coverage ratio set out below has been prepared and included in this Prospectus Supplement in accordance with disclosure requirements under Canadian securities laws and has been calculated based on financial information prepared in accordance with IFRS. The earnings coverage ratio set out below does not purport to be indicative of an earnings coverage ratio for any future period.

        The earnings coverage ratio below gives effect to (without duplication): (a) the issuance and sale of the Notes offered by this Prospectus Supplement and our expected use of the net proceeds therefrom, as described under "Use of Proceeds" in this Prospectus Supplement; (b) the issuance and sale of the Series 8 Medium Term Notes pursuant to the MTN Offering and our use of the net proceeds therefrom; and (c) the decrease in commercial paper outstanding under our commercial paper program in the amount of approximately $650 million, as at February 28, 2021, relative to December 31, 2020. Except for the decrease in commercial paper outstanding under our commercial paper program of approximately $650 million, adjustments for normal course issuances and repayments of financial obligations subsequent to December 31, 2020 would not materially affect the earnings coverage ratio set out below and have not been made.

December 31, 2020
Earnings coverage ratio(1)	(4.7) times

Note:

(1)
The earnings coverage ratio is equal to net earnings before borrowing costs and income taxes divided by borrowing costs obligations on all financial liabilities.

        After adjusting for (without duplication) (a) the issuance and sale of the Notes offered by this Prospectus Supplement and our expected use of the net proceeds therefrom, (b) the issuance and sale of the Series 8 Medium Term Notes pursuant to the MTN Offering and our expected use of the net proceeds therefrom, and (c) the decrease in commercial paper outstanding under our commercial paper program of approximately $650 million, Suncor's borrowing cost requirements amounted to $1,097 million for the twelve months ended December 31, 2020. Suncor's consolidated net earnings before borrowing costs and income taxes was $(5,167) million for the twelve months ended December 31, 2020, which is (4.7) times Suncor's adjusted borrowing cost requirements for that period. Suncor's earnings coverage ratio for the twelve month period ended December 31, 2020 (as adjusted) is less than one-to-one, due to the impacts of the COVID-19 pandemic and OPEC+ supply issues, along with non-cash after-tax impairment charges during the twelve month period ended December 31, 2020. Earnings were also negatively impacted by lower overall upstream production volumes and refinery crude throughput as Suncor managed its operations to meet demand levels during the COVID-19 pandemic. Suncor would have required additional earnings before borrowing costs and income taxes of $6,264 million for the twelve month period ended December 31, 2020 to achieve an earnings coverage ratio of one-to-one for that period.

        Further information with respect to our earnings may be found in our consolidated statement of comprehensive income for the year ended December 31, 2020 contained in the 2020 Financial Statements, which are incorporated by reference in the Base Shelf Prospectus.

 DESCRIPTION OF THE NOTES

        A description of certain provisions of the Indenture and the terms of the Notes (referred to in the Base Shelf Prospectus as the "Debt Securities") and the pledge agreements is set forth below. Such description discloses all attributes material to a purchaser of Notes and is qualified in its entirety by reference to the actual provisions of the Indenture, the Notes and the pledge agreements, as applicable, and are in addition to, and, to the extent inconsistent therewith, replace, the description set forth under "Description of Debt Securities" in the Base Shelf Prospectus and should be read in conjunction with such description.

        In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries or interests in associates and jointly controlled entities.

General

        The Notes will initially be issued in an aggregate principal amount of U.S.$750,000,000.

        The Notes will mature on March 4, 2051. The Notes will bear interest at the rate of 3.750% per year. Interest will be payable on the Notes semi-annually on March 4 and September 4 of each year, beginning September 4, 2021, to those persons in whose names the Notes are registered at the close of business on the preceding February 15 or August 15, respectively.

        In the event that any date on which interest on the Notes is to be paid is not a Business Day (as defined in the Indenture), such interest payment will be made on the next succeeding Business Day, provided that no interest shall accrue on such amount for the period from and after the applicable interest payment date.

        Upon closing of the offering of the Notes, we will indirectly advance the amount of the proceeds of the offering of the Notes to the Partnership, and the Partnership will issue to us the Partnership Note, with the Partnership Note being equal to the amount of proceeds from the Notes. The principal amount of the Partnership Note, plus accrued and unpaid interest equal to accrued and unpaid interest on the Notes, will become payable on the earlier of (a) the maturity date of the Notes, (b) the occurrence of an event of default under the Indenture relating to our bankruptcy or insolvency or the institution by us of proceedings to be adjudicated bankrupt or insolvent, whereupon all such amounts shall automatically become due and payable and (c) a declaration of acceleration of the Notes being made in accordance with the terms of the Indenture and prior to any such declaration being rescinded or annulled. The Partnership Note will be pledged by us in favour of the Trustee for the benefit of the holders of the Notes. A breach under the applicable pledge agreement will be an event of default under the Indenture.

        The Notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. However, for so long as the Partnership Note and related pledge, as described above, are in place, the Trustee, on behalf of the holders of the Notes, will have a claim against the Partnership in an amount equal to the amount due under the Notes. See "Description of the Notes — Partnership Note" in this Prospectus Supplement.

        Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under "Description of Debt Securities — Additional Amounts" in the Base Shelf Prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax law on or after the date of this Prospectus Supplement (described under "Description of Debt Securities — Tax Redemption" in the Base Shelf Prospectus) will apply to the Notes.

        We may from time to time, without notice to, or the consent of, the holders of the Notes, create and issue additional notes under the Indenture, equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes or the issue price) such that the new notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes, provided that, if such additional notes are not fungible with the original Notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number.

        The Notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of the Notes pursuant to this Prospectus Supplement.

Partnership Note

        The Trustee, on behalf of the holders of the Notes, will have a claim against the Partnership in an amount equal to the amount due under the Notes for so long as the Partnership Note and related pledge, as described above, are in place. Suncor may terminate the pledge of the Partnership Note under certain circumstances. See "Description of the Notes — Pledge Termination" in this Prospectus Supplement. The following table contains summary financial information for Suncor presented with separate columns for each of the following: (a) Suncor; (b) the Partnership; (c) the remaining subsidiaries of Suncor on a consolidated basis; (d) consolidating adjustments; and (e) total consolidated amounts.

        This summary financial information should be read in conjunction with the 2020 Financial Statements, which are incorporated by reference into the Base Shelf Prospectus.

Selected Financial Information
as at and for the years ended December 31, 2020 and December 31, 2019
(millions of dollars)

	Suncor		Partnership(1)		Other Subsidiaries(1)		Consolidating Adjustments(1)(2)		Total Consolidated Amounts
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Statement of Comprehensive (Loss) Income
Revenues	25,052	38,989	6,578	10,752	43,692	68,390	(50,270)	(79,142)	25,052	38,989
Expenses	31,149	36,456	8,650	9,135	43,148	60,425	(51,798)	(69,560)	31,149	36,456
(Loss) Earnings before Income Taxes	(6,097)	2,533	(2,073)	1,616	544	7,968	1,529	(9,584)	(6,097)	2,533
Net (Loss) Earnings	(4,319)	2,899	(2,073)	1,616	530	7,582	1,543	(9,198)	(4,319)	2,899
Balance Sheet
Current assets	9,386	9,906	25,172	19,639	139,759	111,987	(164,931)	(131,626)	9,386	9,906
Non-current assets	75,230	79,529	32,951	33,333	53,133	54,696	(86,084)	(88,029)	75,230	79,529
Current liabilities	10,549	10,537	24,101	17,712	123,198	95,894	(147,299)	(113,606)	10,549	10,537
Non-current liabilities	38,310	36,856	5,712	4,778	23,702	23,553	(29,414)	(28,331)	38,310	36,856

Notes:

(1)
All of the financial information contained in this column is unaudited.

(2)
This column includes the necessary amounts to eliminate the intercompany balances between Suncor, the Partnership and other subsidiaries to arrive at the information for Suncor on a consolidated basis.

Pledge Termination

        Under the circumstances set forth below, we may terminate the pledge of the Partnership Note prior to the date on which our obligations under the Notes have been paid, satisfied or discharged in full.

        We are obligated to notify each of our then current rating agencies and the Trustee of our intention to exercise our option to terminate the pledge of the Partnership Note at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of the Partnership Note on the proposed Release Date, we are obligated to deliver to the Trustee an officer's certificate stating that we have satisfied each of the conditions specified below.

        After delivery of such officer's certificate, we may, at our option and without the consent of the holders of the Notes, permanently terminate the pledge of the Partnership Note, provided that, at the time of such termination:

  (a)
  the Restricted Subsidiaries (as defined in the Indenture) shall not be the primary obligors or guarantors with respect to any Debt (as defined in the Indenture), other than Debt which, in the aggregate, does not exceed an amount equal to 15% of Consolidated Net Tangible Assets (as defined in the Indenture);

  (b)
  at least two of our then current rating agencies (or if we have only one rating agency at such time, that one rating agency) have affirmed that the rating assigned by them to the Notes shall not be downgraded as a result of the termination of the pledge, or notice thereof; and

  (c)
  no event which is, or after notice or passage of time or both would be, an event of default or an event of default has occurred and is continuing under the Indenture.

Governing Law

        The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. In addition, the pledge agreement and the Partnership Note will be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, in each case, without giving effect to the conflict of law principles thereof.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at our option at any time prior to September 4, 2050 (the date that is six months before the maturity date of the Notes) (the "Par Call Date") at a redemption price equal to the greater of: (a) 100% of the principal amount of the Notes to be redeemed; and (b) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on the Par Call Date but for the redemption (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points, plus accrued and unpaid interest thereon to the date of redemption.

        At any time on or after the Par Call Date, the Notes will be redeemable, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

        Notice of any redemption will be mailed at least 15 days, but not more than 60 days, before the redemption date to each holder of the Notes to be redeemed.

        If notice of redemption has been given for the Notes, unless we default in payment of the redemption price therefor and accrued and unpaid interest thereon, if any, from and after the redemption date, interest will cease to accrue on the Notes or the portion of the Notes called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming, for this purpose, that the Notes matured on the Par Call Date).

        "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means (a) each of BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and any Primary Treasury Dealer (as defined below) selected by MUFG Securities Americas Inc. or their respective affiliates which are primary U.S. government securities dealers and three others which are primary U.S. government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in the City of New York (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (b) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and ask prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such redemption date.

Book-Entry System

        The Depositary will act as securities depository for the Notes. The Notes will be represented by one or more registered Global Notes (collectively, the "Registered Global Securities") registered in the name of Cede & Co., as nominee of the Depositary, or such other name as may be requested by an authorized representative of the Depositary. The provisions set forth under "Description of Debt Securities — Global Securities" in the Base Shelf Prospectus will be applicable to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers of the Notes will be effected only through, records maintained by the Depositary and its Direct and Indirect Participants (each as defined below). Except as described under "Description of Debt Securities — Global Securities" in the Base Shelf Prospectus, owners of beneficial interests in the Registered Global Securities representing the Notes will not be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture.

        The following is based on information furnished by the Depositary:

        The Depositary is: (a) a limited-purpose trust company organized under the New York Banking Law; (b) a "banking organization" within the meaning of the New York Banking Law; (c) a member of the Federal Reserve System; (d) a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and (e) a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts, thereby eliminating the need for physical transfer of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including depositories for Euroclear and Clearstream.

        The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of its Direct Participants and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation and by the New York Stock Exchange, Inc., NYSE American LLC and the Financial Industry Regulatory Authority, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and Direct and Indirect Participants are on file with the SEC. All interests in the Registered Global Securities, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of the Depositary. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

        Purchases of Notes in the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of Notes represented by the Registered Global Securities (each, a "Beneficial Owner") is, in turn, to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the Notes, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in this Prospectus Supplement.

        To facilitate subsequent transfers, the Registered Global Securities representing the Notes that are deposited by Direct Participants with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the Registered Global Securities with the Depositary and its registration in the name of Cede & Co. or such other nominee does not affect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the Notes, as the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor any other nominee of the Depositary) will consent or vote with respect to the Registered Global Securities representing the Notes. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and interest payments on the Registered Global Securities representing the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary. The Depositary's practice is to credit Direct Participants' accounts upon the Depositary's receipt of funds and corresponding detail information from us or the Trustee on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is our responsibility or the responsibility of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

        The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

        We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository) in respect of the Notes. In that event, Notes in definitive form will be printed and delivered to each holder.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

Global Clearance and Settlement Procedures

        Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between the Depositary participants will occur in accordance with the Depositary rules and will be settled in immediately available funds using the Depositary's Same Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream or Euroclear, as applicable.

        Cross market transfers between persons holding, directly or indirectly, through the Depositary, on the one hand, and, directly or indirectly, through Clearstream participants or Euroclear participants, on the other hand, will be effected through the Depositary in accordance with the Depositary rules on behalf of the relevant

European international clearing system by its U.S. depository. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving securities in the Depositary, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to the Depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time zone differences, credits of Notes received by Clearstream or Euroclear as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. The credits or any transactions in the Notes settled during the processing will be reported to the relevant Euroclear participant or Clearstream participant on that business day. Cash received by Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream participant or a Euroclear participant to a Depositary participant will be received with value on the Depositary settlement date, but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depositary.

        Although the Depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

RISK FACTORS

        Before making an investment decision, prospective purchasers of Notes should carefully consider the risk factors described under "Risk Factors" in the Base Shelf Prospectus, the AIF and the 2020 MD&A. If any event arising from these risks occurs, Suncor's business, prospects, financial condition, results of operations or cash flows, or your investment in the Notes, could be materially adversely affected.

CERTAIN INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only, is not exhaustive, and is not intended to be, and should not be construed to be, legal or tax advice to any prospective purchaser and no representation with respect to the tax consequences to any particular purchaser is made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes, having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        The following summary addresses the principal Canadian federal income tax considerations to a holder who acquires Notes, including entitlement to all payments thereunder, as a beneficial owner pursuant to the offering of the Notes and who, for the purposes of the Income Tax Act (Canada) and the Income Tax Regulations (Canada) (collectively, the "Tax Act") and any applicable tax treaty and at all relevant times, (a) is not resident or deemed to be resident in Canada, (b) deals at arm's length and is not affiliated with Suncor, (c) deals at arm's length with any transferee resident or deemed to be resident in Canada to whom the holder disposes of, or is deemed to have disposed of, Notes (including Suncor), (d) does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada, (e) is not a "specified non-resident shareholder" (as defined in subsection 18(5) of the Tax Act) of Suncor and deals at arm's length with any "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of Suncor and (f) is entitled to receive all payments made in respect of the Notes (including all principal and interest) (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

        This summary is based on the current provisions of the Tax Act, applicable jurisprudence and the current published administrative policies of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) as of the date of this Prospectus Supplement (the "Proposed Amendments"). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decision or action, or in the administrative and assessment practices of the CRA nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

        This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom Suncor does not deal at arm's length (within the meaning of the Tax Act).

        This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be, construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder's particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring, holding and disposing of the Notes.

        Under the Tax Act, amounts paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Notes and proceeds received by a Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest, premium or principal on the disposition of a Note, including a redemption, purchase for cancellation and payment on maturity will be exempt from Canadian withholding tax. A Non-Resident Holder will not be subject to any other tax under the Tax Act in respect of the receipt of interest, premium or principal on the Notes, or the proceeds of disposition received by a Non-Resident Holder on a disposition of the Notes, including a redemption, purchase for cancellation and payment on maturity.

Certain U.S. Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by U.S. Holders (as defined below) who purchase Notes in this offering for cash at the "issue price" (which is the first price at which a substantial amount of the Notes is sold for cash, excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers) and who hold the Notes as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes, nor does it discuss any aspect of gift, estate or inheritance taxes or state, local or non-U.S. tax law. Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder and rulings and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations, so as to result in U.S. federal income tax consequences different from those described herein. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary. Moreover, this discussion is for general information only and does not address non-U.S., state or local tax laws or alternative minimum, estate or gift tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws. For example, this summary does not address tax consequences to:

  (a)
  dealers in securities or currencies, brokers, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors therein), tax-exempt entities or insurance companies;

  (b)
  persons holding the Notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

  (c)
  persons required to accelerate the recognition of any item of gross income with respect to the Notes as a result of such income being recognized on an applicable financial statement; or

  (d)
  holders of the Notes whose "functional currency" is not the United States dollar.

        Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences of an investment in the Notes in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

        As used in this section, the term "U.S. Holder" means a beneficial owner of a Note that is (a) a citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly made an election to be treated as a U.S. person under applicable U.S. Treasury regulations.

        If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds a Note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner in a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a Note should consult its own tax advisors.

Payments of Interest

        Interest on a Note (including any Additional Amounts) will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a Note generally will constitute foreign source income and be considered "passive category income" or "general category income". The rules governing foreign tax credits are complex and purchasers are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder's adjusted tax basis in the Note, which generally is its cost. Such gain or loss generally will constitute long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, long-term capital gains of non-corporate taxpayers (including individuals) generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source. The rules governing foreign tax credits are complex and purchasers are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Additional Tax on Investment Income

        Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8% tax on all or a portion of their "net investment income," which includes, among other things, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the potential application of this additional surtax to their investment in the Notes.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on the Notes and payments of the proceeds of sales made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax, currently at a rate of 24%, may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or will be refundable to the extent it exceeds such liability, provided that the required information is timely furnished to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Information Reporting with Respect to Foreign Financial Assets

        Individuals that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 are generally required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (a) stocks and securities issued by non-U.S. persons; (b) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (c) interests in foreign entities. The Notes may be subject to these rules. Persons that are individuals required to file U.S. tax returns are urged to consult their tax advisors regarding the potential application of this legislation to their ownership of the Notes.

 UNDERWRITING (CONFLICTS OF INTEREST)

        We intend to offer the Notes through the underwriters. BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. (together, the "representatives") are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters (the "underwriting agreement"), we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, in cash against delivery on March 4, 2021, the principal amount of Notes listed opposite their names below.

Underwriters	Principal amount of Notes
(U.S.$)
BofA Securities, Inc.	157,500,000
Citigroup Global Markets Inc.	150,000,000
Morgan Stanley & Co. LLC	75,000,000
MUFG Securities Americas Inc.	75,000,000
CIBC World Markets Corp.	90,000,000
RBC Capital Markets, LLC	60,000,000
J.P. Morgan Securities LLC	33,750,000
TD Securities (USA) LLC	33,750,000
Mizuho Securities USA LLC	33,750,000
BMO Capital Markets Corp.	16,875,000
Scotia Capital (USA) Inc.	16,875,000
SMBC Nikko Securities America, Inc.	7,500,000

Total	750,000,000

        The terms of the offering of the Notes, including the price of the Notes, were established through negotiations between us and the underwriters.

        In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may be terminated, at their discretion, subject to certain conditions, following: (a) a material adverse change in the condition (financial or otherwise), earnings, business affairs, or business prospects of Suncor; (b) a material adverse change in the financial markets in the United States; (c) an outbreak or escalation of hostilities or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions such as to make it, in the judgment of the representatives, impracticable or inadvisable to proceed with the offering of the Notes; (d) a suspension of trading on certain stock exchanges; (e) a material disruption in commercial banking or securities settlement of clearance services in the United States; (f) a banking moratorium in the United States or the State of New York; or (g) the occurrence of certain other stated events.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters, subject to approval of legal matters by their counsel, including the validity of the Notes, and other customary conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The Notes are not being offered or sold, directly or indirectly, in Canada or to any resident of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any of the Notes purchased by it in Canada or to any resident of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

        The representatives have advised us that the underwriters propose to initially offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at that price, less a concession not in excess of 0.500% per Note. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers not in excess of 0.350% per Note. After the initial public offering of the Notes, the public offering price, concession and discount may be changed by the underwriters. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the Notes is less than the gross proceeds paid to us by the underwriters. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        The expenses of the offering, not including the underwriting commission, are estimated to be approximately U.S.$1.85 million and are payable by us.

New Issue of Notes

        The Notes are a new issue of securities with no established trading market. We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. The representatives have advised us that the underwriters currently intend to make a market in the Notes after completion of the offering of the Notes. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Price Stabilization and Short Positions

        In connection with the offering of the Notes, the underwriters are permitted to engage in transactions intended to stabilize, maintain or otherwise affect the market price the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering of the Notes (i.e., if they sell more Notes than are on the cover page of this Prospectus Supplement), the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The underwriters are not required to engage in these activities and may end these activities at any time.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationship Between Suncor and Certain Underwriters

        The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and may receive customary fees and commissions for these transactions. Under applicable Canadian securities legislation, we may be considered to be a "connected issuer" of each of BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and MUFG Securities Americas Inc., each of which is a subsidiary or affiliate of one of our lenders. As at February 28, 2021, there were no amounts outstanding under these credit facilities. We also reserve capacity under our credit facilities for amounts of commercial paper outstanding under our commercial paper program. As at February 28, 2021, we had approximately $2.916 billion of commercial paper outstanding. The credit facilities are unsecured and, as at the date hereof, we are in compliance with the terms of such credit facilities and none of the lenders has waived any material breach by us of such agreements since their execution. Further, except as disclosed in this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference therein, our financial position has not changed substantially or adversely since the execution of the agreements governing such credit facilities. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. The offering of the Notes has not been required, suggested or consented to by a lender. As a consequence of the sale of the Notes under this Prospectus Supplement, each of the underwriters will receive a commission on the principal amount of any Notes.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, certain other of those underwriters or their affiliates are likely to hedge and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading prices of the Notes offered hereby. Moreover, certain of the underwriters and their affiliates have published, and may in the future publish, research reports from time to time with respect to Suncor, the financial markets generally and other matters that may influence the value of the Notes. Such reports may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes, which, in turn, could adversely affect the future trading prices of the Notes offered hereby.

Conflicts of Interest

        As described under "Use of Proceeds" in this Prospectus Supplement, the net proceeds of the offering of the Notes will be used to repay outstanding commercial paper balances and for general corporate purposes. Pending any such use of the net proceeds, we intend to invest the net proceeds in bank deposits and short-term marketable securities. As a result, one or more of the underwriters and/or their affiliates may receive more than 5% of the net proceeds of the offering of the Notes in the form of the repayment of such indebtedness. Accordingly, the offering of the Notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering of the Notes because the conditions of Rule 5121(a)(1)(C) are satisfied. The decision to distribute the Notes and the determination of the terms of the offering of the Notes were made through negotiations between us and the underwriters and the lenders did not have any involvement in such decision or determination.

Selling Restrictions

Notice to Prospective Purchasers in Australia

        No placement document, offering memorandum, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering of the Notes. Neither this Prospectus Supplement nor the Base Shelf Prospectus constitutes a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the Notes may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of Section 708(8) of the Corporations Act), "professional investors" (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the Notes without disclosure to investors under Chapter 6D of the Corporations Act.

        The Notes applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under

Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act.

        Any person acquiring the Notes must observe such Australian on-sale restrictions. This Prospectus Supplement and the Base Shelf Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus Supplement and the Base Shelf Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Purchasers in the European Economic Area

        The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); (b) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2018/1129 (as amended, the "Prospectus Regulation"). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This Prospectus Supplement and the Base Shelf Prospectus have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This Prospectus Supplement and the Base Shelf Prospectus are not to be considered a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Purchasers in the United Kingdom

        The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of the following: (a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA"); or (b) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA and the regulations made under the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

        This Prospectus Supplement and the Base Shelf Prospectus are being distributed only to, and are directed only at (a) persons who are outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (c) high net worth entities falling within Article 49(2) of the Order or (d) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). In addition, this Prospectus Supplement and the Base Shelf Prospectus are only directed at persons who are "qualified investors" pursuant to Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the "UK Prospectus Regulation"). Any person who is not a relevant person should not act or rely on this Prospectus Supplement or the Base Shelf Prospectus or any of their respective contents. Any investment or investment activity to which this Prospectus Supplement and the Base Shelf Prospectus relate is available only to relevant persons and will be engaged in only with relevant persons. This Prospectus Supplement and the Base Shelf Prospectus are not to be considered a prospectus for the purposes of the UK Prospectus Regulation or as an approved prospectus for the purposes of, and as defined by, Section 85 of the FSMA and have not been approved by the Financial Conduct Authority or any other competent authority in the United Kingdom.

Notice to Prospective Purchasers in Hong Kong

        The Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Purchasers in Japan

        The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Purchasers in Korea

        The Notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the "FSCMA"), and the Notes have been and will be offered in Korea only as a private placement under the FSCMA. None of the Notes may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the "FETL"). For a period of one year from the issue date of the Notes, any acquirer of the Notes who was solicited to buy the Notes in Korea is prohibited from transferring any of the Notes to another person in any way other than as a whole to one transferee. Furthermore, any purchaser of the Notes in Korea shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the Notes. By a purchase of the Notes, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the Notes pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Purchasers in Singapore

        This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Prospectus Supplement and the Base Shelf Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than:

  (a)
  to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA");

  (b)
  to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or

  (c)
  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA, except:

  (i)
  to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Purchasers in Switzerland

        We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended ("CISA"), and, accordingly, the Notes being offered pursuant to this Prospectus Supplement and the Base Shelf Prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the Notes have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA, and the Notes offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Notes may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This Prospectus Supplement, the Base Shelf Prospectus and any other materials relating to the Notes are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This Prospectus Supplement and the Base Shelf Prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This Prospectus Supplement and the Base Shelf Prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the Notes on the SIX Swiss Exchange or any other regulated securities market in Switzerland and, consequently, the information presented in this Prospectus Supplement and the Base Shelf Prospectus do not

necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Purchasers in Taiwan

        The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Notes in Taiwan.

Notice to Prospective Purchasers in the United Arab Emirates

        This Prospectus Supplement and the Base Shelf Prospectus have not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), the Emirates Securities and Commodities Authority (the "SCA") or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE, including, without limitation, the Dubai Financial Services Authority (the "DFSA"), a regulatory authority of the Dubai International Financial Centre (the "DIFC"). This Prospectus Supplement and the Base Shelf Prospectus are not intended to, and do not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each underwriter has represented and agreed that the Notes have not been and will not be registered with the SCA or the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or any other UAE regulatory authority or exchange. The issue and/or sale of the Notes has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE, and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the Board Decision No. 37 of 2012 Concerning the Regulation of Investment Funds (whether by a Foreign Fund, as defined therein, or otherwise), and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.

Notice to Prospective Investors in the Abu Dhabi Global Market

        This Prospectus Supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market, or (b) are "authorised persons" or "recognised bodies" (as such terms are defined in the Financial Services and Markets Regulations 2015 ("FSMR")) or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "FSMR relevant persons"). This Prospectus Supplement is directed only at FSMR relevant persons and must not be acted on or relied on by persons who are not FSMR relevant persons. Any investment or investment activity to which this Prospectus Supplement relates is available only to FSMR relevant persons and will be engaged in only with FSMR relevant persons. This document relates to an "exempt offer" within the meaning of Section 61(3)(a) of the FSMR and Rule 4.3.1 of the Market Rules of the Financial Services Regulatory Authority or otherwise to an offering in circumstances which do not require the publication of an "approved prospectus" (as defined in Section 61(2) of the FSMR).

Notice to Prospective Investors in the Dubai International Financial Centre

        This Prospectus Supplement relates to an "exempt offer" within the meaning of, and in accordance with, the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This Prospectus Supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are "professional clients" (as such term is defined under Rule 2.3.4 of the Conduct of Business Module of the DFSA), or (c) are persons to whom an invitation or inducement to: (i) enter into an agreement in relation to the provision of a financial services or (ii) exercise any rights conferred by a financial product or acquire, dispose of, underwrite or convert a financial product (within the meaning of Article 41A of the Regulatory Law) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "DFSA relevant persons"). This Prospectus Supplement is directed only at DFSA relevant persons and must not be acted on or relied on by persons who are not DFSA relevant persons. Any investment or investment activity to which this Prospectus Supplement relates is available only to DFSA relevant persons and will be engaged in only with DFSA relevant persons.

        The DFSA has no responsibility for reviewing or verifying any documents in connection with "exempt offers." The DFSA has not approved this Prospectus Supplement or the Base Shelf Prospectus nor taken steps to verify the information set forth herein and therein and has no responsibility for the Prospectus Supplement or the Base Shelf Prospectus. The Notes to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes should conduct their own due diligence on the Notes. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the offering of the Notes will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters relating to Canadian law in connection with the offering of the Notes will be passed upon for the underwriters by McCarthy Tétrault LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

        As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP and the partners and associates of McCarthy Tétrault LLP, in each case, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AUDITORS

        Our independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued an independent auditors' report dated February 24, 2021 in respect of our consolidated financial statements, which comprise the consolidated balance sheets as at December 31, 2020 and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2020, and the related notes, and the report on internal control over financial reporting as at December 31, 2020. KPMG LLP have confirmed with respect to Suncor that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Suncor under all relevant United States professional and regulatory standards.

EXPERTS

        Information relating to our reserves in the AIF was prepared by GLJ Ltd., as independent qualified reserves evaluators. As of the date of this Prospectus Supplement, the designated professionals (as defined under applicable Canadian securities laws) of GLJ Ltd., as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

        SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 29, 2020

Suncor Energy Inc.

US$5,000,000,000
Debt Securities
Common Shares
Preferred Shares
Subscription Receipts
Warrants
Units
Share Purchase Contracts
Share Purchase Units

        Suncor Energy Inc. ("Suncor") may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description (collectively, "Debt Securities"), common shares, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units (collectively, the Debt Securities, common shares, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units are referred to herein as the "Securities") having an aggregate offering amount of up to US$5,000,000,000 (or the equivalent thereof in other currencies or currency units) during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on prevailing market conditions at the time of sale and set forth in one or more prospectus supplements (each, a "Prospectus Supplement"). The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of the Securities in Prospectus Supplements to this Prospectus that will be delivered to purchasers together with this Prospectus. Unless otherwise provided in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. Prospective purchasers should read this Prospectus and any Prospectus Supplement carefully before investing in the Securities.

        We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board and incorporated into the Chartered Professional Accountants (CPA) Canada Handbook — Part 1 ("Canadian GAAP"), and such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States). As a result, our financial statements may not be comparable to financial statements of United States companies.

        Prospective purchasers should be aware that the purchase of Securities may have tax consequences both in Canada and in the United States. This Prospectus and any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective purchasers should read the tax discussion in this Prospectus and any applicable Prospectus Supplement and consult with their tax advisors.

        All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of the United States purchasers through the filing of such

Prospectus Supplement or Prospectus Supplements with the United States Securities and Exchange Commission (the "SEC"). Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities laws as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

        Certain data relating to Suncor's reserves included or incorporated by reference in this Prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Advisory Relating to Reserves Disclosure".

        NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected because Suncor is organized under the laws of Canada. Most of Suncor's directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of Suncor's assets, are located outside the United States. See "Enforceability of Civil Liabilities".

        Securities may be offered separately or together, in amounts, at prices and on such terms as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any Securities offered will be described in one or more Prospectus Supplements, which will accompany this Prospectus. We may also include in a Prospectus Supplement specific terms pertaining to Securities which are not within the options and parameters set forth in this Prospectus.

        We may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

        Subject to any applicable securities laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions intended to stabilize, maintain or otherwise affect the market price of the Securities at a level above that which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

        No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

        Our common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "SU". On May 28, 2020, the last completed trading day before the date of this Prospectus, the closing price of the common shares on the TSX and NYSE was $24.02 per common share and U.S.$17.43 per common share, respectively. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units will not be listed on any securities or stock exchange. There is no market through which the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units may be sold and purchasers may not be able to resell such securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units in the secondary market, the transparency and availability of trading prices, the liquidity of the

ii

Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units and the extent of issuer regulation. See "Risk Factors".

        Investing in the Securities offered by this Prospectus and any applicable Prospectus Supplement involves risks. See "Risk Factors".

        Each of Patricia M. Bedient, John D. Gass, Dennis M. Houston, Brian P. MacDonald and Eira M. Thomas, who are directors of Suncor, resides outside of Canada and has appointed Suncor Energy Inc., 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 as agent for service of process. Purchasers are advised that it may not be possible for purchasers to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

        Our head and registered office is located at 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3.

iii

ABOUT THIS PROSPECTUS

        Prospective purchasers should rely only on the information contained in this Prospectus, any applicable Prospectus Supplement(s) and the documents incorporated by reference herein. We have not authorized anyone to provide prospective purchasers with any information different than the information contained or incorporated by reference in this Prospectus or any applicable Prospectus Supplement or any other information included in the registration statement of which this Prospectus forms a part. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date of this Prospectus, the applicable Prospectus Supplement and the applicable documents incorporated by reference herein.

        In this Prospectus, unless otherwise specified or the context otherwise requires, references to "Suncor", "us", "we", "our" or "its" means Suncor Energy Inc., the subsidiaries (which includes corporate and partnership subsidiaries) and joint venture interests held by Suncor Energy Inc. and its subsidiaries.

        This Prospectus is part of a registration statement on Form F-10 relating to the Securities that has been filed with the SEC. Under the registration statement, we may, from time to time, sell any of the Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of US$5,000,000,000 (or the equivalent thereof in other currencies or currency units). This Prospectus provides prospective purchasers with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add to, update or change information contained in this Prospectus. We have filed an undertaking with the securities regulatory authorities in each of the provinces and territories of Canada that we will not distribute under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the applicable securities regulatory authority the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities. Before prospective purchasers invest, they should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Prospective purchasers should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

        In this Prospectus and the documents incorporated by reference in this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are stated in Canadian dollars. All references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

        Unless otherwise indicated, all financial information included in this Prospectus and the documents incorporated by reference in this Prospectus has been prepared in accordance with Canadian GAAP.

        The information contained on, or accessible through, Suncor's website is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus unless it is explicitly so incorporated.

FORWARD-LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference in this Prospectus contain certain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995.

        In addition to the cautionary statement below, with respect to forward-looking statements contained in the documents incorporated by reference herein, prospective purchasers should refer to "Advisory — Forward-Looking Information and Non-GAAP Financial Measures" in the AIF (as defined herein), "Advisories — Forward-Looking Information" in the 2019 MD&A (as defined herein), "Advisories" in the Proxy Circular (as defined herein) and "Forward-Looking Information" in the Q1 2020 MD&A (as defined herein), as well as to the advisories section of any documents incorporated by reference in this Prospectus that are filed after the date hereof.

        Forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "intends", "may" and similar expressions. Forward-looking statements in this Prospectus include references to the potential use of proceeds of offerings hereunder. In addition, all other statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, acquisition plans, operating and financial results, future financing and capital activities, and the expected impact of such matters are forward-looking statements.

        The forward-looking statements included or incorporated by reference in this Prospectus are based on Suncor's expectations, estimates, projections and assumptions at the time that such statements are made. Such forward-looking statements have been made by Suncor in light of information available at the time the statements were made and reflect Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

        Forward-looking statements are not guarantees of future performance and involve a number of associated risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Actual results may vary from the information included or incorporated by reference in this Prospectus and may differ materially from those expressed or implied by the forward-looking statements included or incorporated by reference herein, so prospective purchasers are cautioned not to place undue reliance on such forward-looking statements. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct and we make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements included or incorporated by reference herein, including that, notwithstanding Suncor's current intentions regarding its use of the net proceeds of any offering of Securities hereunder, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise. Prospective purchasers are cautioned that the foregoing list of important risks and uncertainties is not exhaustive. Prospective purchasers should also carefully consider the matters discussed under "Risk Factors" in this Prospectus and are also urged to refer to "Risk Factors" in the AIF and in the 2019 MD&A and "Advisories — Risk Factors and Forward-Looking Information" and "Risk Factors and Forward-Looking Information" in the Q1 2020 MD&A (each as incorporated by reference herein) and to all other applicable risk factors described in other documents incorporated by reference herein for further information respecting important risks and uncertainties relating to Suncor.

        The forward-looking statements included or incorporated by reference herein are made as of the date of this Prospectus or as at the date of the document in which they are included. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of risks and assumptions affecting those statements, whether as a result of new information, future events or otherwise.

 ADVISORY RELATING TO RESERVES DISCLOSURE

        The securities regulatory authorities in Canada have adopted National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved, probable and possible reserves and to disclose reserves and production on a gross basis before deducting royalties. Probable and possible reserves are progressively less certain estimates than proved reserves.

        Suncor is required to disclose reserves in accordance with Canadian securities law requirements and the disclosure contained in Suncor's AIF and in certain other documents incorporated by reference in this Prospectus includes reserves designated as probable reserves. Suncor has also provided certain supplemental disclosure of its reserves prepared in accordance with United States disclosure requirements as set forth in the Supplementary Oil and Gas Disclosures (as defined herein), which is also incorporated by reference in this Prospectus.

        The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in compliance with NI 51-101 in the documents incorporated by reference in this Prospectus may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves. Moreover, as permitted by NI 51-101, Suncor has determined and disclosed the net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

        For additional information regarding the presentation of Suncor's reserves and other oil and gas information, including further details on the primary differences between Canadian and United States disclosure requirements, see "Statement of Reserves Data and Other Oil and Gas Information" in the AIF and the Supplementary Oil and Gas Disclosures (each of which is incorporated by reference in this Prospectus).

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation organized under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the Unites States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of United States courts predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada, if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

 EXCHANGE RATE INFORMATION

        The following table sets forth, for each of the periods indicated, the period end daily average exchange rate, the average exchange rate and the high and low daily average exchange rates of one United States dollar in exchange for Canadian dollars, as reported by the Bank of Canada.

	Three Months Ended March 31		Year Ended December 31
	2020	2019	2019	2018	2017
Period End	$1.4187	$1.3363	$1.2988	$1.3642	$1.2545
Average	$1.3449	$1.3295	$1.3269	$1.2957	$1.2986
High	$1.4496	$1.3600	$1.3600	$1.3642	$1.3743
Low	$1.2970	$1.3095	$1.2988	$1.2288	$1.2128

        The daily average exchange rate on May 28, 2020, as reported by the Bank of Canada, for the conversion of one United States dollar was $1.3764.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Suncor at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3, Telephone: 1-800-558-9071. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed under Suncor's corporate profile at www.sedar.com.

        The following documents of Suncor, which have been filed with the securities regulatory authority in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of Suncor dated February 26, 2020 for the year ended December 31, 2019 (the "AIF");
(b)
the audited consolidated financial statements of Suncor as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019 and December 31, 2018, together with the notes thereto and the reports of the auditors thereon;
(c)	the management's discussion and analysis of Suncor as at and for the year ended December 31, 2019 (the "2019 MD&A");
(d)
the supplementary oil and gas disclosures presented in accordance with United States Financial Accounting Standards Board Topic 932 "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K of the SEC, the English version of which was filed on SEDAR under the category "Other" on February 27, 2020 as Exhibit 99.11 to Suncor's Form 40-F and the French version of which was filed on SEDAR under the category "Documents incorporated by reference not previously filed — French" on May 22, 2020 (the "Supplementary Oil and Gas Disclosures");
(e)	the management proxy circular of Suncor dated February 26, 2020 relating to the annual general meeting of shareholders of Suncor held on May 6, 2020 (the "Proxy Circular");
(f)
the unaudited consolidated financial statements of Suncor as at March 31, 2020 and December 31, 2019 and for the three month periods ended March 31, 2020 and March 31, 2019, together with the notes thereto; and
(g)	the management's discussion and analysis of Suncor as at and for the three months ended March 31, 2020 (the "Q1 2020 MD&A").

        Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information forms, annual financial statements and the auditor's report thereon, interim financial statements, management's discussion and analysis of financial condition and results of operations, material change reports (excluding material change reports filed on a confidential basis), business acquisition reports and information circulars, filed by us with the securities regulatory authorities in each of the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of the distribution period of this Prospectus are deemed to be incorporated by reference in this Prospectus. In addition, any similar documents we file with or furnish to the SEC, as applicable, in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part.

        Any statement contained in this Prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

        Upon a new annual information form and the related audited annual financial statements (together with the notes thereto and the auditor's report thereon) and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and all unaudited interim financial statements and the accompanying management's discussion and analysis and any material change reports filed prior to the commencement of our financial year in which the new annual information form is filed, and all information circulars and business acquisition reports filed prior to the beginning of the financial year in respect of which the new annual information form relates, shall no longer be deemed to be incorporated into this Prospectus for the purpose of future offers of Securities hereunder. Upon unaudited interim financial statements and the accompanying interim management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim financial statements and the accompanying interim management's discussion and analysis filed prior to the new unaudited interim financial reports shall no longer be deemed to be incorporated into this Prospectus for the purpose of future offers of Securities hereunder. Upon a new information circular relating to an annual general meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the information circular for the preceding annual general meeting of our shareholders shall no longer be deemed to be incorporated by reference into this Prospectus for purposes of future offers of Securities hereunder. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this Prospectus for which the related annual consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this Prospectus, such business acquisition report shall no longer be deemed to be incorporated into this Prospectus for the purpose of future offers of Securities hereunder.

        One or more Prospectus Supplements containing the specific variable terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of any such Prospectus Supplement, but only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as Prospectus Supplements or included in Suncor's interim and annual financial reports, and will be deemed to be incorporated by reference in this Prospectus for the purposes of the offering of Securities.

MARKETING MATERIALS

        Any "template version" of any "marketing materials" (each as defined in National Instrument 41-101 General Prospectus Requirements) used in connection with a distribution of Securities will be filed under Suncor's corporate profile on SEDAR at www.sedar.com. In the event that such marketing materials are filed subsequent to the date of the filing of the applicable Prospectus Supplement pertaining to the distribution of Securities to which such marketing materials relate and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into this Prospectus, but only for the purposes of the distribution of the Securities to which the applicable Prospectus Supplement pertains.

WHERE READERS CAN FIND MORE INFORMATION

        Suncor will provide to each person to whom this Prospectus is delivered, without charge, upon request to the Corporate Secretary of Suncor at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3, Telephone: 1-800-558-9071, copies of the documents incorporated by reference in this Prospectus. As noted above, unless explicitly so incorporated, we do not incorporate by reference in this Prospectus any of the information on, or accessible through, our website.

        Suncor files certain reports with and furnishes other information to each of the SEC and securities regulatory authorities in each of the provinces and territories of Canada. Suncor's SEC file number is 1-12384. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements under Canadian securities laws, which requirements are different from those of the United States. As a foreign private issuer, Suncor is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Suncor's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Suncor's reports and other information filed or furnished with or to the SEC are available from the SEC's Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov, as well as from commercial document retrieval services. Suncor's Canadian filings are available under its corporate profile on SEDAR at www.sedar.com.

        Suncor has filed with the SEC under the Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities being offered hereunder, of which this Prospectus forms part. This Prospectus does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC's website at www.sec.gov.

SUNCOR ENERGY INC.

        Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins — Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil in Canada and internationally. Suncor transports and refines crude oil and markets petroleum and petrochemical products primarily in Canada. Suncor also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.

        Suncor's head and registered office is located at 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. Our common shares are listed for trading on the TSX and the NYSE under the trading symbol "SU".

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of Suncor, on a consolidated basis, since March 31, 2020, other than (a) the issuance and sale by Suncor, on April 9, 2020, of $1.25 billion aggregate principal amount of 5.00% medium term notes, series 7, due April 9, 2030 (the "5.00% Medium Term Notes") and the use of the net proceeds therefrom, and (b) the issuance and sale by Suncor, on May 13, 2020, of U.S.$450 million aggregate principal amount of 2.80% notes due May 15, 2023 (the "2.80% Notes") and U.S.$550 million aggregate principal amount of 3.10% notes due May 15, 2025 (the "3.10% Notes") and the use of the net proceeds therefrom. The net proceeds from the sale of the 5.00% Medium Term Notes, 2.80% Notes and 3.10% Notes were used to repay short-term indebtedness and for general corporate purposes.

USE OF PROCEEDS

        The Securities will be issued from time to time at the discretion of Suncor in an aggregate principal amount not to exceed US$5,000,000,000 (or the equivalent thereof in other currencies or currency units). The net proceeds to Suncor from the sale of Securities will be the issue price thereof less expenses and any fees payable to the underwriters or dealers in respect thereof. The amount of net proceeds will be described in an applicable Prospectus Supplement.

        Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds will be added to the general funds of Suncor for general corporate purposes, including, but not limited, to reducing short term borrowings, repaying indebtedness and supporting our ongoing capital spending program and working capital requirements. For further details of Suncor's capital expenditures, see the AIF, the 2019 MD&A and the Q1 2020 MD&A. Pending any such use of net proceeds, we may invest funds that we do not immediately require in short-term marketable securities. We may, from time to time, issue securities (including both debt and equity securities) other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

        We may offer and sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

        The distribution of Securities may be effected from time to time in one or more transactions: (a) at a fixed price or prices, which may be changed; (b) at market prices prevailing at the time of sale; or (c) at prices related to such prevailing market prices to be negotiated with purchasers.

        If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us.

        In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions.

Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act.

        If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement, which will also set forth the commission payable for solicitation of these contracts.

        The applicable Prospectus Supplement will also set forth the terms of the offering relating to particular Securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such Securities.

        Subject to any applicable securities laws, in connection with any offering of Securities, the underwriters, dealers or agents may, to the extent they are acting as principals, over-allot or effect transactions intended to stabilize, maintain or otherwise affect the market price of the Securities at a level above that which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and Canadian provincial or territorial securities laws, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        Any offering of Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement, the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. Certain broker-dealers may make a market in the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure prospective purchasers that any broker-dealer will make a market in the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units of any series or as to the liquidity of the trading market, if any, for such Securities.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "Suncor", "us", "we", "our" or "its" refers only to Suncor Energy Inc. and not any of its subsidiaries (which includes corporate and partnership subsidiaries) or joint venture interests through which it operates. The following description sets forth certain general terms and provisions of the Debt Securities. We will provide the material attributes and characteristics of a series of Debt Securities and a description of how the general terms and provisions described below may apply to such series of Debt Securities in the applicable Prospectus Supplement. In addition, we may enter into certain arrangements with Suncor Energy Oil Sands Limited Partnership (the "Partnership"), one of our indirect wholly-owned subsidiary partnerships, pursuant to which the Partnership would agree to provide certain credit support arrangements with respect to an issuance of Debt Securities. Any such arrangements, if entered into with respect to an issuance of Debt Securities, will be described in the applicable Prospectus Supplement.

        The Debt Securities will be issued under an indenture, dated as of June 25, 2007 and as thereafter amended or supplemented (the "Indenture"), between Suncor and The Bank of New York (now known as The Bank of New York Mellon), as trustee (the "Trustee"). The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the Indenture has been incorporated by reference as an exhibit to the registration statement, of which this Prospectus forms a part, filed with the SEC. The following is a summary of the Indenture, which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of certain capitalized terms used but not defined under this section, prospective purchasers should refer to the Indenture.

        We may issue securities (including debt securities) and incur additional indebtedness other than through the offering of Debt Securities under this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a foreign currency will be described in the Prospectus Supplement relating to the offering of such Debt Securities. Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will be unsecured obligations. The Debt Securities offered pursuant to this Prospectus will be issued in an amount up to US$5,000,000,000 (or the equivalent thereof in other currencies or currency units). The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

        The applicable Prospectus Supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

  (a)
  the title and the aggregate principal amount of the Debt Securities;

  (b)
  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  (c)
  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  (d)
  the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form;

  (e)
  the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  (f)
  each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

  (g)
  the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

  (h)
  the terms and conditions upon which holders may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

  (i)
  any mandatory or optional redemption or sinking fund or analogous provisions;

  (j)
  if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

  (k)
  if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

  (l)
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

  (m)
  whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

  (n)
  whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

  (o)
  whether and under what circumstances we will be required to pay any Additional Amounts (as defined herein) for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

  (p)
  the terms, if any, on which the Debt Securities may be converted or exchanged for other of our securities or securities of other entities;

  (q)
  if payment of the Debt Securities will be guaranteed by any other person;

  (r)
  the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

  (s)
  the percentage or percentages of principal amount at which the Debt Securities will be issued;

  (t)
  any applicable Canadian and U.S. federal income tax consequences; and

  (u)
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

        Unless otherwise indicated in a Prospectus Supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

        The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a Prospectus Supplement.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

        A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of US$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. The Indenture provides that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a Prospectus Supplement, bearer securities will have interest coupons attached.

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.

        The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  (a)
  issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on (i) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

  (b)
  register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  (c)
  exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

  (d)
  issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Global Securities

        A series of Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series of Debt Securities. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Payment

        Unless otherwise indicated in a Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be made at the office or agency of the Trustee, or at our option we can pay principal, interest and any premium by: (a) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee; or (b) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1.0 million or more in aggregate principal amount of the Debt Securities.

        Unless otherwise indicated in a Prospectus Supplement, payment of any interest will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by us.

        Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

        "Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

        "Consolidated Net Tangible Assets" means the total amount of assets of Suncor on a consolidated basis after deducting therefrom:

  (a)
  all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

  (b)
  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

  (c)
  appropriate adjustments on account of minority interests of other persons holding stock of Suncor's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

        "Current Assets" means current assets as determined in accordance with generally accepted accounting principles.

        "Debt" means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

  (a)
  any obligation for borrowed money;

  (b)
  any obligation evidenced by bonds, debentures, notes, or other similar instruments;

  (c)
  any Purchase Money Obligation;

  (d)
  any Capital Lease Obligation;

  (e)
  any payment obligation under Financial Instrument Obligations; and

  (f)
  any guarantee of Debt of another person.

        "Financial Instrument Obligations" means obligations arising under:

  (a)
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  (b)
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  (c)
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "generally accepted accounting principles" means generally accepted accounting principles which Suncor reports its financial statements in and which are in effect from time to time.

        "Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

        "property" means all property owned by Suncor or a Restricted Subsidiary except such property which is determined by a resolution of our Board of Directors delivered to the Trustee not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

        "Purchase Money Mortgage" means any Lien created, issued, incurred or assumed by Suncor or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

        "Purchase Money Obligation" means Debt of Suncor or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

        "Restricted Subsidiary" means a Subsidiary of Suncor; provided, however, such term shall not include any Subsidiary of Suncor if the amount of Suncor's share of the shareholder's equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders' Equity.

        "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Suncor as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

        "Subsidiary" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

        "Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

        The Indenture provides that so long as any of our Debt Securities are outstanding, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of ours or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and ratably with such other Debt all of the Debt Securities then outstanding under the Indenture, except:

  (a)
  Liens existing as of the date of the Indenture;

  (b)
  any Purchase Money Mortgage;

  (c)
  Liens on any property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit and any defects in title in structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or other grants;

  (d)
  Liens on any property or any interest therein to secure all or any part of the costs incurred after the date of the Indenture for surveying, exploration, extraction, drilling, development, construction, alteration, repair or improvement of or on such property;

  (e)
  Liens on any oil and/or gas property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

  (f)
  Liens existing on properties when acquired, provided that such Liens were not incurred in anticipation of such acquisition;

  (g)
  Liens existing on property of a person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with us or a Restricted Subsidiary or such property is otherwise acquired by us or a Restricted Subsidiary or when given in compliance with obligations under trust deeds and similar instruments entered into prior to their becoming Restricted Subsidiaries or being merged into or amalgamated or consolidated with us or such property is otherwise acquired, provided such Liens do not attach to property owned by us or owned by our Restricted Subsidiaries prior to such merger, amalgamation or consolidation;

  (h)
  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the assets that are the subject of the relevant agreement;

  (i)
  Liens incurred or arising by operation of law;

  (j)
  Liens incurred in connection with Debt which by its terms is non-recourse to us or any Restricted Subsidiary;

  (k)
  Liens in favor of us or any Restricted Subsidiary;

  (l)
  Liens on Current Assets to secure Debt repayable on demand or maturing within 12 months of the date when such Debt is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Debt is incurred;

  (m)
  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

  (n)
  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses, provided, however, that (i) such new Lien shall be limited to all or part of the property which is secured by the Lien plus improvements on such property and (ii) the Debt secured by the new Lien is not increased from the amount of the Debt then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions; and

  (o)
  Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

        Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (a) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (b) any other interest in property of the character commonly referred to as a "production payment", will not constitute secured Debt and will not result in us being required to secure the Debt Securities.

Consolidation, Amalgamation, Merger and Sale of Assets

        We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all the properties and assets of us and our subsidiaries on a consolidated basis to any person, unless:

  (a)
  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the Debt Securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the Debt Securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "Description of Debt Securities — Additional Amounts" below;

  (b)
  the successor entity expressly assumes or assumes by operation of law all of our obligations under the Debt Securities and under the Indenture;

  (c)
  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

  (d)
  certain other conditions are met.

        Notwithstanding anything to the contrary, we may consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly owned subsidiary and convey, transfer or lease all or substantially all of the properties and assets of us and our subsidiaries on a consolidated basis to any direct or indirect wholly owned subsidiary without complying with the above provisions in a transaction or series of transactions in which we remain the obligor on the Debt Securities (a "Permitted Reorganization") provided we have provided the Trustee and all of our then current ratings agencies with notice of our intention to enter into a Permitted Reorganization at least 45 days prior to the proposed date of completion of such Permitted Reorganization (the "Permitted Reorganization Date") and provided further that on or prior to the Permitted

Reorganization Date we have delivered to the Trustee an officers' certificate confirming that, as of the Permitted Reorganization Date: (a) all of our Debt which ranked pari passu with the then outstanding Debt Securities immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with such Debt Securities after the Permitted Reorganization; for certainty, there is no requirement for any such other Debt to obtain or maintain similar ranking to such Debt Securities and such other Debt may be structurally subordinated or otherwise subordinated to the Debt Securities; or (b) at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of our debt securities at such time, that one rating agency) have affirmed that the rating assigned by them to the Debt Securities shall not be downgraded as a result of the Permitted Reorganization, or notice thereof.

        If, as a result of any such transaction, any of our properties or assets or any properties or assets of any Subsidiary of Suncor becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant without equally and ratably securing the Debt Securities, we, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and ratably with or prior to the Debt secured by such Lien.

Additional Amounts

        Unless otherwise specified in a Prospectus Supplement, all payments made by us under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Debt Securities (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  (a)
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  (b)
  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder; or

  (c)
  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities failure to comply with any certification, identification, documentation or other reporting requirements, if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        We will also (a) make such withholding or deduction; and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

  (a)
  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

  (b)
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  (c)
  any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) of this paragraph, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is referenced, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to Debt Securities, such reference shall be deemed to include reference of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in a Prospectus Supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (a) as a result of (i) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (ii) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any Debt Securities of such series as described under "Description of Debt Securities — Additional Amounts", or (b) on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any Debt Securities of such series.

        In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

        Notice of intention to redeem such series of our Debt Securities will be given not more than 60 days nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

  (a)
  within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

  (b)
  within the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form) containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles; provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

        The following are summaries of events with respect to any series of our Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

  (a)
  default in the payment of any interest on any Debt Securities of that series or additional amounts on any Debt Securities of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

  (b)
  default in the payment of the principal of (or premium, if any, on) any Debt Securities of that series when it becomes due and payable;

  (c)
  default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

  (d)
  if an event of default (as defined in any indenture or instrument under which we or any Restricted Subsidiary has at the time of the Indenture or shall thereafter have outstanding any Debt for borrowed money) shall happen and be continuing, or we or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such Debt at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in Debt being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 3.5% of our Shareholders' Equity shall be or become due and payable upon such declaration or prior to the date on which the same would otherwise have become due and payable (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Debt has been accelerated, or (ii) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or as a result of an event of default which is related to the failure to pay principal on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, non-recourse to the borrower, it shall not be considered an event of default for purposes of the Indenture; or (B) if such Accelerated Indebtedness is recourse to the borrower, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  (e)
  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

  (f)
  any other events of default provided with respect to Debt Securities of that series.

        If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall, upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be due and payable immediately on demand.

        Reference is made to the Prospectus Supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount Debt Securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

        No holder of Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

  (a)
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

  (b)
  the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  (c)
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, the foregoing limitations do not apply to a suit instituted by the holder of Debt Securities for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Securities on or after the applicable due date specified in such Debt Securities.

        We will annually furnish to the Trustee a statement by certain of our officers as to whether or not Suncor, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

        Unless otherwise specified in the applicable Prospectus Supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the principal of and premium, if any, and each installment of interest on the outstanding Debt Securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

  (a)
  we have delivered to the Trustee an opinion of counsel in the United States stating that (i) Suncor has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  (b)
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

  (c)
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  (d)
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  (e)
  other customary conditions precedent are satisfied.

        We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option, described in the following paragraph, if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Debt Securities ("Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  (a)
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (b)
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding Debt Securities include holders who are not resident in Canada);

  (c)
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  (d)
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  (e)
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class), provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  (a)
  change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

  (b)
  reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

  (c)
  change the place of payment;

  (d)
  change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

  (e)
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  (f)
  reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  (g)
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series of Debt Securities. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

        Our Debt Securities and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF THE COMMON SHARES AND PREFERRED SHARES

General

        Suncor's authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares, issuable in series, designated as "Senior Preferred Shares", and an unlimited number of preferred shares, issuable in series, designated as "Junior Preferred Shares". As at May 28, 2020, there were 1,525,150,794 common shares and no preferred shares issued and outstanding.

Common Shares

        The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. Holders of common shares are entitled to receive any dividend declared by the Board of Directors on the common shares and to participate in a distribution of Suncor's assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share equally, share for share, in all distributions of such assets.

Petro-Canada Public Participation Act

        The Petro-Canada Public Participation Act (Canada) requires that the Articles of Suncor include certain restrictions on the ownership and voting of voting shares of Suncor. The common shares of Suncor are voting shares. No person, together with associates of that person, may subscribe for, have transferred to that person, hold, beneficially own or control otherwise than by way of security only, or vote in the aggregate, voting shares of Suncor to which are attached more than 20% of the votes attached to all outstanding voting shares of Suncor. Additional restrictions include provisions for the suspension of voting rights, forfeiture of dividends, prohibitions against share transfer, compulsory sale of shares and redemption and suspension of other shareholder rights. Suncor's Board of Directors may at any time require holders of, or subscribers for, voting shares, and certain other persons, to furnish statutory declarations as to ownership of voting shares and certain other matters relevant to the enforcement of the restrictions. Suncor is prohibited from accepting any subscription for, and issuing or registering a transfer of, any voting shares, if a contravention of the individual ownership restrictions results.

        Suncor's Articles, as required by the Petro-Canada Public Participation Act (Canada), also include provisions: (a) requiring Suncor to maintain its head office in Calgary, Alberta; (b) prohibiting Suncor from selling, transferring or otherwise disposing of all or substantially all of its assets in one transaction, or several related transactions, to any one person or group of associated persons, or to non-residents, other than by way of security only in connection with the financing of Suncor; and (c) requiring Suncor to ensure (and to adopt, from time to time, policies describing the manner in which Suncor will fulfil the requirement to ensure) that any member of the public can, in either official language of Canada (English or French), communicate with and obtain available services from Suncor's head office and any other facilities where Suncor determines there is significant demand for communication with, and services from, that facility in that language.

        The declaration of dividends is at the sole discretion of the Board of Directors and is considered each quarter. All dividends will be reviewed by the Board of Directors and may be increased, reduced or suspended from time to time. Suncor's ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, Suncor's financial performance, its debt covenants and obligations, its ability to meet its financial obligations as they come due, its working capital requirements, its future tax obligations, its future capital requirements, commodity prices and the risk factors set forth herein and in the documents incorporated by reference in this Prospectus.

        On May 5, 2020, Suncor announced that its Board of Directors had declared a dividend of $0.21 per common share, payable on June 25, 2020 to holders of common shares of record as of June 4, 2020. See "Risk Factors — The decision to pay dividends and the amount of such dividends is subject to the discretion of Suncor's Board of Directors based on numerous factors and may vary from time to time.".

Preferred Shares

        Suncor is authorized to issue an unlimited number of preferred shares designated as "Senior Preferred Shares" and an unlimited number of preferred shares designated as "Junior Preferred Shares".

        Suncor's preferred shares may be issued in one or more series. Before any issuance of the preferred shares, the Board of Directors will fix the number of preferred shares that will form the series and will determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series. Except as required by law or unless provision is made in the Articles of Suncor, holders of the preferred shares are not entitled to vote at any meeting of the shareholders of Suncor. Holders of preferred shares are, however, entitled to vote in respect of any change, addition or removal of any right, privilege, restriction or condition attaching to the particular class of preferred shares. The Senior Preferred Shares are entitled to priority over the Junior Preferred Shares and the common shares and the Junior Preferred Shares are entitled to priority over the common shares with respect to the payment of dividends and the distribution of assets of Suncor in the event of any liquidation, dissolution or winding up of Suncor's affairs.

        The specific terms of a series of preferred shares as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Accordingly, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        This section describes the general terms that will apply to any subscription receipts that may be offered by Suncor pursuant to this Prospectus. Subscription receipts may be offered separately or together with common shares and/or other securities of Suncor, including warrants. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by Suncor and an escrow agent at the time of issuance of the subscription receipts.

        A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Suncor, for no additional consideration, upon the completion of a particular transaction or event (typically an acquisition of the assets or securities of another entity by Suncor or one or more of its subsidiaries). The subscription proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or event, or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Suncor upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

        Holders of subscription receipts are not shareholders of Suncor. The particular terms and provisions of subscription receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such subscription receipts. This description will include, where applicable: (a) the number of subscription receipts offered; (b) the price at which the subscription receipts will be offered; (c) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Suncor; (d) the number of common shares and/or other securities of Suncor that may be obtained upon exchange of each subscription receipt; (e) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (f) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (g) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (h) any other material terms and conditions of the subscription receipts, including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

 DESCRIPTION OF WARRANTS

        Warrants will typically be offered with common shares, with such securities often referred to collectively as a "unit", but may be offered with subscription receipts or separately. The warrants either will be issued under a warrant indenture or agreement that will be entered into by Suncor or a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by Suncor.

        Holders of warrants are not shareholders of Suncor. The particular terms and provisions of warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such warrants. This description will include, where applicable: (a) the title or designation of the warrants; (b) the number of warrants offered; (c) the number of common shares and/or other securities of Suncor purchasable upon exercise of the warrants and the procedures for exercise; (d) the exercise price of the warrants; (e) the dates or periods during which the warrants are exercisable and when they expire; (f) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (g) the material income tax consequences of owning, holding and disposing of the warrants; and (h) any other material terms and conditions of the warrants, including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange.

DESCRIPTION OF UNITS

        Suncor may issue units comprised of one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit and will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

        The particular terms and provisions of units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such units. This description will include, where applicable: (a) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (b) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (c) whether the units will be issued in fully registered or global form; and (d) any other material terms and conditions of the units.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS

        Suncor may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of common shares or preferred shares, as applicable, at a future date or dates, and including by way of installment. The price per common share or preferred share and the number of common shares or preferred shares, as applicable, may be fixed at the time share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in share purchase contracts. Share purchase contracts will require the purchase price to be paid either at the time share purchase contracts are issued or at a specified future date. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine. Share purchase contracts may require holders to secure their obligations thereunder in a specified manner and may also require Suncor to make periodic payments to the holders of share purchase contracts or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or a deferred basis.

        Share purchase contracts may be issued separately or as part of units, which are referred to in this Prospectus as "share purchase units", consisting of a share purchase contract and a beneficial interest in Debt Securities, preferred shares, other securities of Suncor or debt obligations or preferred shares of third parties, including but not limited to U.S. treasury securities or obligations of our subsidiaries, and may or may not secure holders' obligations to purchase common shares or preferred shares, as the case may be, thereunder.

        Holders of share purchase contracts or share purchase units are not shareholders of Suncor. The particular terms of each issue of share purchase contracts or share purchase units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below will apply to them, will be described in the Prospectus Supplement filed in respect of such share purchase contracts or share purchase units. This description will include, where applicable:

  (a)
  whether any holder is obligated to purchase or sell, or both purchase and sell, common shares or preferred shares, as applicable, and the nature and amount of each of these securities, or the method of determining those amounts;

  (b)
  whether the share purchase contracts or share purchase units are to be prepaid or not or paid in installments;

  (c)
  any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

  (d)
  whether settlement will be by delivery, or by reference or linkage to the value or performance of common shares or preferred shares, as applicable;

  (e)
  any acceleration, cancellation, termination or other provisions relating to the settlement;

  (f)
  the date or dates on which the sale or purchase must be made, if any;

  (g)
  whether the share purchase contracts or share purchase units will be issued in fully registered or global form;

  (h)
  the material tax consequences of owning, holding and disposing the share purchase contracts or share purchase units; and

  (i)
  any other material terms and conditions, including, without limitation, transferability and adjustment terms and whether the share purchase contracts or share purchase units will be listed on a stock exchange.

EARNINGS COVERAGE RATIOS

        Information regarding earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to an offering of Securities, as required by applicable securities laws.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as Prospectus Supplements or included in Suncor's interim and annual financial reports, and will be deemed to be incorporated by reference in this Prospectus for the purposes of the offering of the Securities.

RISK FACTORS

        In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in the AIF, the 2019 MD&A and the Q1 2020 MD&A, which risk factors are incorporated herein by reference. Prospective purchasers of the Securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this Prospectus and any applicable Prospectus Supplement, before purchasing any Securities. If any event arising from these risks occurs, Suncor's business, prospects, financial condition, results of operations or cash flows, or any investment in the Securities, could be materially adversely affected.

The common shares or other listed Securities may be subject to price and volume fluctuations, and the market price for the common shares or other listed Securities, as applicable, following an offering may drop below the offering price.

        In recent years, securities markets have experienced considerable price and volume volatility, which may have been unrelated to the operating performance of Suncor and not necessarily determined solely by reference to the underlying value of Suncor's assets. The market price of publicly traded securities is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the securities. The effect of these and other factors on the market price of securities on the stock exchanges on which Suncor securities trade suggests that the trading price of the common shares and other listed Securities may be volatile. The market price for such Securities may be affected by numerous factors beyond the control of Suncor. These fluctuations may affect the price of the common shares or other listed Securities following an offering, and the market price of the common shares or listed Securities, as applicable, may drop below the offering price. As a result of this volatility, holders may not be able to sell their common shares or other listed Securities at or above the offering price. Suncor cannot predict at what price the common shares or other listed Securities issued by Suncor will trade in the future.

The decision to pay dividends and the amount of such dividends is subject to the discretion of Suncor's Board of Directors based on numerous factors and may vary from time to time.

        Although Suncor currently intends to pay quarterly cash dividends to its shareholders, these cash dividends may be reduced or suspended. The amount of cash available to Suncor to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Suncor's operational and financial performance; commodity prices and interest and foreign currency exchange rates; fluctuations in the costs of production; the performance of assets and equipment; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; and the risk factors set forth herein and in the documents incorporated by reference herein.

        The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of Suncor's Board of Directors, which regularly evaluates Suncor's proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on Suncor's operational and financial performance, as well as the other factors discussed above. The market value of the common shares may deteriorate if Suncor is unable to meet dividend expectations in the future, and that deterioration may be material.

Suncor may issue additional Securities in the future which may dilute the holdings of existing securityholders, including holders of Securities purchased hereunder, or which may have priority over existing securityholders.

        Suncor may issue additional Securities, which may dilute existing securityholders, including purchasers of the Securities hereunder. Suncor may also issue Debt Securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding-up of Suncor. Securityholders will have no pre-emptive rights in connection with any such further issuances. Suncor's Board of Directors has the discretion to determine the designation, rights, privileges, restrictions and conditions attached to any series of preferred shares, the price and terms of any Debt Securities and the price and terms for any issuances of common shares, subscription receipts, warrants, units, share purchase contracts and share purchase units.

There can be no assurance as to the liquidity of the trading market for the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units or that a trading market for such securities will develop.

        Prior to an offering of Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units, there will be no public market for such Securities. There can be no assurance that an active trading market for the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units will develop or be sustained. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the Debt Securities, preferred shares, subscription receipts, warrants, units, share purchase contracts or share purchase units in the secondary market, the transparency and availability of trading prices and the liquidity of such Securities.

Credit ratings may not reflect all risks of an investment in the Debt Securities or the preferred shares and may change.

        Credit ratings may not reflect all risks associated with an investment in the Debt Securities or the preferred shares. Any credit ratings assigned to the Debt Securities or the preferred shares are an assessment of our ability to pay our obligations thereunder. Consequently, real or anticipated changes in the credit ratings in respect of the Debt Securities, preferred shares or other debt of Suncor could have an adverse impact on our liquidity, our cost of funds and any of our agreements that refer to our credit ratings and will generally affect the market value of the Debt Securities and the preferred shares. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities or the preferred shares. There is no assurance that any credit rating assigned to the Debt Securities or the preferred shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the market price or value of the Debt Securities and the preferred shares to change.

        Prevailing interest rates will affect the market price or value of the Debt Securities and the preferred shares. The market price or value of the Debt Securities and the preferred shares may decline as prevailing interest rates for comparable debt instruments increase and may increase as prevailing interest rates for comparable debt instruments decline.

The Debt Securities may be subject to foreign currency risk.

        Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending on the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

The Debt Securities will be effectively subordinated to certain indebtedness or other liabilities of our subsidiaries which do not guarantee the Debt Securities.

        Unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of Debt Securities, the Debt Securities will be our unsubordinated and unsecured obligations and will rank equally with all of our other unsecured, unsubordinated obligations. We carry on our business through subsidiaries and the majority of our assets are held in our subsidiaries. Our results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. However, unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of Debt Securities, the Debt Securities will not be guaranteed by any of our subsidiaries. Consequently, the Debt Securities will be effectively subordinated to the liabilities, including trade payables, of our subsidiaries. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the subsidiary's indebtedness, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any Debt Securities. The Indenture pursuant to which the Debt Securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness or other liabilities.

The Debt Securities will be unsecured and effectively subordinated to any of our secured indebtedness.

        Unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of Debt Securities, the Debt Securities will be direct unsecured debt of Suncor, excluding its subsidiaries, and will be effectively subordinated to all existing and future secured debt of Suncor, to the extent of the assets securing such debt. If Suncor is involved in any bankruptcy, dissolution, liquidation or reorganization, the holders of secured debt would be paid before the holders of Debt Securities receive any amounts due under the Debt

Securities to the extent of the value of the assets securing the secured debt. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

The Indenture pursuant to which the Debt Securities will be issued provides only limited protection against significant corporate events and other actions we may take that could adversely impact an investment in the Debt Securities.

        While the Indenture pursuant to which the Debt Securities will be issued contains terms intended to provide protection to the holders of the Debt Securities upon the occurrence of certain events involving significant corporate transactions, such terms will be limited and may not be sufficient to protect a holder's investment in the Debt Securities.

        The Indenture pursuant to which the Debt Securities will be issued does not:

  (a)
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

  (b)
  restrict our ability to repurchase or prepay any other of our securities or other indebtedness;

  (c)
  restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common shares or other securities ranking junior to the Debt Securities;

  (d)
  restrict our ability to enter into highly leveraged transactions; or

  (e)
  require us to repurchase the Debt Securities in the event of a change in control.

        As a result of the foregoing, when evaluating an investment in the Debt Securities, prospective purchasers should be aware that the terms of the Indenture pursuant to which the Debt Securities will be issued do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on an investment in the Debt Securities.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to a purchaser of acquiring any Securities offered thereunder, including, for purchasers who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

LEGAL MATTERS

        Unless otherwise indicated in the applicable Prospectus Supplement, certain legal matters relating to Canadian law in connection with the issuance of Securities will be passed upon on behalf of Suncor by Blake, Cassels & Graydon LLP and certain legal matters relating to United States law in connection with the issuance of Securities will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP. As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AUDITORS

        Our independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued a report of independent registered public accounting firm dated February 26, 2020 in respect of our audited annual consolidated financial statements, which comprise the consolidated balance sheet as at December 31, 2019 and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2019, and the related notes, and the report on internal control over financial reporting as at December 31, 2019. KPMG LLP have confirmed that they are independent with respect to Suncor within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in

Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Suncor under all relevant United States professional and regulatory standards.

        Our predecessor auditors were PricewaterhouseCoopers LLP, who were our auditors for the year ended December 31, 2018. PricewaterhouseCoopers LLP have confirmed that, as of February 28, 2019 and throughout the period covered by the financial statements upon which they reported, they were independent with respect to Suncor within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Suncor under all relevant United States professional and regulatory standards.

EXPERTS

        Information relating to our reserves in our AIF was prepared by GLJ Petroleum Consultants Ltd. ("GLJ") and Sproule Associates Limited and Sproule International Limited (collectively, "Sproule"), as independent qualified reserves evaluators. As of the date of this Prospectus, the designated professionals (as defined under applicable securities laws) of each of GLJ and Sproule, in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC's Form F-10:

  •
  the documents listed under "Documents Incorporated by Reference" in this Prospectus;

  •
  the consent of our current auditors, KPMG LLP;

  •
  the consent of our predecessor auditors, PricewaterhouseCoopers LLP;

  •
  the consent of our Canadian counsel, Blake, Cassels & Graydon LLP;

  •
  the consents of our independent qualified reserves evaluators, GLJ and Sproule;

  •
  powers of attorney from our directors and officers;

  •
  the Indenture; and

  •
  statement of eligibility of the trustee on Form T-1.

Suncor Energy Inc.

U.S.$750,000,000

3.750% Notes Due 2051

PROSPECTUS SUPPLEMENT

March 2, 2021

Joint Book-Running Managers
BofA Securities
Citigroup	Morgan Stanley	MUFG

CIBC World Markets	RBC Capital Markets

Co-Managers
J.P. Morgan	TD Securities	Mizuho Securities

BMO Capital Markets	Scotiabank

SMBC Nikko